Mail Stop 3720

April 25, 2006

Via U.S. Mail and Fax
Mr. Frans Spaargaren
Chief Financial Officer
Gemplus International SA
46a, avenue JF Kennedy
2nd floor
L-1855 Luxembourg
Grand Duchy of Luxembourg

> **RE:** **Gemplus International SA**
> **Form 20-F for the fiscal year ended December 31, 2004**
> **Filed June 30, 2005**
> **File No. 000-31052**

Dear Mr. Spaargaren:

We have reviewed your supplemental response letter dated April 19, 2006 as well as your filing and have the following comments. As noted in our comment letter dated February 13, 2006 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for the year ended December 31, 2004

General

1. We note in your letter dated April 19, 2006 your desire to make the revisions to your financial statements and related disclosures in your Form 20-F for the year 2005, rather than amending your Form 20-F for the year 2004. We would be happy to discuss this possibility with you. Please tell us when you anticipate filing your Form 20-F for the year 2005 as we are interested in having this information on file for investors as soon as possible.

19. Non – Current Portion of Provisions and Other Liabilities, page F-25

2. Refer to your response to comment 4 and explain to us in detail how applied the guidance of IAS 37 in accounting for your Patent claims, Income tax claims, and

Mr. Frans Spaargaren
Gemplus International SA
April 25, 2006
Page 2

Other non significant accruals. Tell us whether you consider each category a provision, liability or contingent liability, as defined by paragraph 10 of IAS 37, and explain to us your basis for making this determination. If you consider the category to be a provision, tell us why you believe the accrued amount represents the best estimate of the expenditure required to settle the present obligation at the balance sheet date. In this regard, we note that you accrue for the highest possible amount of loss for each category. Please also explain to us in detail the nature of your Patent claims and Other non significant accruals.

39. Differences Between International Financial Reporting Standards and US Generally Accepted Accounting Principles, page F-46

3. We note in your response to comment 4 that with respect to each accrual you indicate that there is no range of loss. Please explain to us why this is so. If there is, in fact, a range of reasonably possible loss amounts, US GAAP requires an accrual of the amount that appears to be the better estimate or if no amount within the range is a better estimate than any other, the minimum amount should be accrued. We refer you to FIN 14 for guidance.

4. We note your responses to comments 10 and 11; however, we have some concerns that your review of your associates' financial statements focuses on the balance sheet and is not capable of identifying all US GAAP and IFRS reconciling items. We remind you of your responsibility to perform a comprehensive review of your associates' financial statements in order to identify all US GAAP and IFRS reconciling items. Further, it is unclear from your responses what differences you have identified between the associate's home country GAAP and IFRS in preparing your financial statements in accordance with IFRS. We remind you of the requirement set forth in IAS 28 of your responsibility to make any necessary adjustments to conform your associate's accounting policies to yours.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry M. Spirgel
Assistant Director